UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the proxy statement and proxy card of Aegean Marine Petroleum Network Inc. (the "Company") for the Company's 2015 Annual Meeting of Shareholders scheduled to be held on June 11, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)

Dated: May 28, 2015	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 1

May 27, 2015

TO THE SHAREHOLDERS OF
AEGEAN MARINE PETROLEUM NETWORK INC.
Enclosed are a Notice of the 2015 Annual Meeting of Shareholders (the "Meeting") of Aegean Marine Petroleum Network Inc. (the "Company") which will be held at the offices of Seward and Kissel LLP, One Battery Park Plaza, New York, New York on June 11, 2015 at 11:00 a.m. local time, and related materials.
At the Meeting, shareholders of the Company will consider and vote upon proposals:
1	To elect one Class C Director to serve until the 2018 Annual Meeting of Shareholders ("Proposal One");
2.	To ratify the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2015 ("Proposal Two," and together with Proposal One, the "Proposals"); and
3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
Adoption of Proposals One and Two requires the affirmative vote of a majority of the shares of stock represented at the Meeting. We urge you to vote in favor of all of the Proposals.
You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.
Very truly yours, /s/ E. Nikolas Tavlarios
E. Nikolas Tavlarios President

AEGEAN MARINE PETROLEUM NETWORK INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 11, 2015

NOTICE IS HEREBY given that the Annual Meeting of Shareholders of Aegean Marine Petroleum Network Inc. (the "Company") will be held at the offices of Seward and Kissel LLP, One Battery Park Plaza, New York, New York on June 11, 2015 at 11:00 a.m. local time, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:
1	To elect one Class C Director to serve until the 2018 Annual Meeting of Shareholders ("Proposal One");
2.	To ratify the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2015 ("Proposal Two"); and
3.	To transact such other business as may properly come before the meeting or any adjournment thereof.
The board of directors has fixed the close of business on April 27, 2015 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.
IF YOU ATTEND THE ANNUAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.
By Order of the Board of Directors
/s/ Spyridon Fokas Secretary Spyridon Fokas

May 27, 2015
Athens, Greece

AEGEAN MARINE PETROLEUM NETWORK INC.
____________________

PROXY STATEMENT

FOR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 11, 2015
____________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL
The enclosed proxy is solicited on behalf of the board of directors of Aegean Marine Petroleum Network Inc., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the offices of Seward and Kissel LLP, One Battery Park Plaza, New York, New York on June 11, 2015 at 11:00 a.m. local time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about May 27, 2015.
VOTING RIGHTS AND OUTSTANDING SHARES
On April 27, 2015 (the "Record Date"), the Company had outstanding 49,203,853 shares of common stock, par value $0.01 per share (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Shareholders representing at least a majority of the shares issued and outstanding shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders. Mr. Dimitris Melisanidis, the beneficial owner of approximately 22.4% of the Common Shares as of the Record Date, and Mr. Peter C. Georgiopoulos, the holder of approximately 10.4% of the Common Shares as of the Record Date, have indicated that they intend to vote FOR the proposals set forth in the Notice of Annual Meeting of Shareholders.
In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the board of directors on the proposals described in this Proxy Statement are not timely received, the majority of Common Shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies.

The Common Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "ANW."
REVOCABILITY OF PROXIES
A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's principal executive office, 10 Akti Kondili, Piraeus 185 45 Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.
PROPOSAL ONE
ELECTION OF DIRECTOR
The Company has six directors on the board of directors, which is divided into three classes. As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three year term and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The term of one Class C Director expires at the Meeting. The board of directors has nominated George Konomos, a current Class C Director, for election as a director whose terms would expire at the Company's 2018 Annual Meeting of Shareholders.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominee. It is expected that the nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.
Nominee for Election to the Company's Board of Directors
Information concerning the nominee for director of the Company is set forth below:

Name	Age	Position
George Konomos	76	Class C Director
George Konomos has served as a member of the Company's board of directors and as the chairman of the Company's audit committee since November 2008. Mr. Konomos is also a member of the Company's compensation committee. Currently, Mr. Konomos is a Senior Advisor with Latigo Partners L.P., an alternative asset manager, which he joined in 2005. From 2000 to 2005, Mr. Konomos was the Co-Portfolio Manager at Mellon-HBV Rediscovered Opportunities Fund. Mr. Konomos' experience prior to joining Mellon-HBV includes 11 years as an Investment Manager at Baker Nye Investments, service as a senior advisor to the World Bank on privatizations and financial restructurings of state-owned companies and a 14-year career in investment banking at Lehman Brothers and Samuel Montague & Co. Mr. Konomos also served as a director of General Maritime Corporation until May 2012. Mr. Konomos holds a bachelor's degree in economics from the University of Arizona, a master's degree in economics from American University and a juris doctor degree from George Washington University Law School.

Required Vote. Approval of Proposal One will require the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares entitled to vote at the Meeting.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.
PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF
 INDEPENDENT AUDITORS
The board of directors is submitting for ratification at the Meeting the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2015.
Deloitte Hadjipavlou Sofianos & Cambanis S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past two fiscal years other than in its capacity as the Company's independent auditors.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote. Approval of Proposal Two will require the affirmative vote of a majority of the shares of stock represented at the Meeting.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE HADJIPAVLOU SOFIANOS & CAMBANIS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2015. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.
SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact. The board of directors may retain the services of a professional proxy solicitation service for soliciting proxies.

EFFECT OF ABSTENTIONS
Abstentions will not be counted in determining whether Proposals One or Two have been approved.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors
/s/ Spyridon Fokas Secretary Spyridon Fokas
May 27, 2015
Athens, Greece

AEGEAN MARINE PETROLEUM

IMPORTANT ANNUAL MEETING INFORMATION

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. [X]

Annual Meeting Proxy Card

▼ **PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A Proposals — The Board of Directors recommends a vote FOR the listed nominee and FOR Proposal 2.

1. Nominee:

	For	Withhold
01. Proposal to elect George Konomos, Class C Director, to serve until the 2018 Annual Meeting of Shareholders.	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X

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